Exhibit 3.1

CERTIFICATE OF ELIMINATION
OF
Series A Junior Participating Preferred Stock
OF

CITI TRENDS, INC.

Pursuant to Section 151

of the

General Corporation Law of the State of Delaware

Citi Trends, Inc., a Delaware corporation (the “Corporation”), certifies as follows:

1.            Pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”) and the authority granted in the Corporation’s Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), the Board of Directors of the Corporation (the “Board”), by resolutions duly adopted, previously authorized the issuance of 2,000 shares of preferred stock, par value $0.01 per share, of the Corporation designated as Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”).

2.            Pursuant to the provisions of Section 151(g) of the DGCL, the Board adopted, among other things, the following resolutions:

NOW, THEREFORE, BE IT RESOLVED, that none of the authorized shares of Series A Preferred Stock are outstanding, and none of the authorized shares of Series A Preferred Stock will be issued subject to the Certificate of Designation previously filed by the Corporation with the Secretary of State of the State of Delaware on December 6, 2023;

FURTHER RESOLVED, that a certificate containing certain of these resolutions (the “Certificate of Elimination”) is hereby approved, ratified and confirmed in all respects as the act and deed of the Corporation, and the Corporation is hereby authorized and directed to file with the Secretary of State of the State of Delaware the Certificate of Elimination with the effect under the DGCL of eliminating from the Certificate of Incorporation all matters set forth in the Certificate of Designation; and

FURTHER RESOLVED, that the Chief Executive Officer, Chief Financial Officer, Chief Merchandising Officer, Vice President, Legal Affairs (or any similar such person), and any Executive Vice President, Corporate Secretary, any Assistant Secretary or any Vice President of the Company (each, an “Authorized Officer”) are, and each of them individually hereby is, authorized and directed, for and on behalf of the Corporation and in its name, to execute, deliver and file the Certificate of Elimination at such time as they deem appropriate and with such modifications as any Authorized Officer shall approve, such approval to be conclusively evidenced by the execution and delivery of the Certificate of Elimination to the Secretary of State of the State of Delaware and to take such further actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolutions in accordance with the applicable provisions of the DGCL.

3.            Pursuant to the provisions of Section 151(g) of the DGCL, all references to the Series A Preferred Stock in the Certificate of Incorporation are hereby eliminated, and the shares that were designated to such series are hereby returned to the status of authorized but unissued shares of preferred stock of the Corporation.

IN WITNESS WHEREOF, Citi Trends, Inc. has caused this Certificate of Elimination to be executed on its behalf by its duly authorized officer on this 7th day of May, 2024.

CITI TRENDS, INC.

By:	/s/ David N. Makuen
Name:	David N. Makuen
Title:	Chief Executive Officer

Signature Page to

Certificate of Elimination of

Series A Junior Participating Preferred Stock

of Citi Trends, Inc.